

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Barry Tenzer
Chief Executive Officer and President
First Quantum Ventures, Inc.
290 Lenox Avenue
New York, NY 10027

> **Re: First Quantum Ventures, Inc.
>   Current Report on Form 8-K
>   Filed November 16, 2011
>   File No. 0-52759**

Dear Mr. Tenzer:

       We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K, filed November 16, 2011

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. We note your statement at page 2, "[a]s a result of the Share Exchange, we are no longer a "shell company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")." Please provide an analysis as to the basis for your conclusion. In this regard, we also note the following:

- You have provided disclosure concerning a "Plan of Operations" beginning at page 7 of your filing; this disclosure is written in the future tense and does not appear to constitute a description of actual current operations.

- Cash appears to constitute substantially all of your assets, per the financial statements you have included in Exhibit 99.1.

- Your disclosures on pages 9 and 10 appear to indicate a very limited history with multiple name changes since your incorporation on January 28, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Steven Weinberger, Esq.
        Schneider Weinberger LLP